Exhibit 99.1

BRIACELL THERAPEUTICS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF
BRIACELL THERAPEUTICS CORP.

TO BE HELD ON JANUARY 18, 2022

DATED DECEMBER 20, 2021

These materials are important and require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors.

BRIACELL THERAPEUTICS CORP.

Suite 300 – 235 15th Street
West Vancouver, BC V7T 2X1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2021 annual general and special meeting (the “Meeting”) of the holders of common shares of BRIACELL THERAPEUTICS CORP. (the “Company”) will be held by way of a live audio webcast utilizing the LUMI meeting platform at https://web.lumiagm.com/403318090 on Tuesday, January 18, 2022 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial years ended July 2021 and 2020, together with the auditor’s reports thereon;
2.	to appoint MNP LLP as auditor of the Company for the ensuing year and authorize the board of directors to fix the auditor’s remuneration;
3.	to fix the size of the board of directors at seven (7) members;
4.	to elect the board of directors to serve until the next annual meeting of shareholders or until their successors are duly elected or appointed;
5.	to consider and, if thought fit, to pass with or without variation, an ordinary resolution confirming, authorizing and approving the Company’s stock option plan, as more particularly described in the accompanying management information circular;
6.	to consider, and if thought fit, to pass an ordinary resolution to ratify the holding of the annual general meeting for the year ended July 31, 2021 on January 18, 2022;
7.	to consider and, if deemed advisable, to pass an ordinary resolution to amend the authorized share structure and articles of the Company by creating a new class of Special Common Shares and to vary the special rights and restrictions attached to the Common Shares to reflect the creation of the Special Common Shares; and
8.	to transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The board of directors of the Company (the “Board”) has fixed December 9, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying management information circular (the “Information Circular”).

The accompanying Information Circular provides additional information and the other matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of meeting (the “Notice of Meeting”).

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of the shareholders, employees, other stakeholders of the Company and the community, the Meeting will be conducted virtually, by way of a live audio webcast only. Shareholders of the Company will not be able to attend the Meeting in person. Shareholders of the Company and duly appointed proxyholders can attend the Meeting virtually by going to https://web.lumiagm.com/403318090 and using the password: briacell2022. Please do not Google search. Do not use Internet Explorer. The best browser to use the Lumi platform is Google Chrome.

Registered shareholders of the Company and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting, as follows:

●	Registered shareholders of the Company - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the password is: briacell2022.

●	Duly appointed proxyholders – Computershare Trust Company of Canada will provide each duly appointed proxyholder with a Username after the voting deadline has passed. The password to the meeting is: briacell2022.

Voting at the Meeting will only be available for registered shareholders of the Company and duly appointed proxyholders. If as a registered shareholder of the Company you are using your Control Number to login to the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the meeting online.

Non-registered shareholders of the Company who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Your vote is important regardless of the number of common shares of the Company you own. If you are a registered shareholder of the Company and unable to attend the Meeting via the live audio webcast, you are asked to please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Toronto time) by Friday, January 14, 2022 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED this 20th day of December, 2021.

BRIACELL THERAPEUTICS CORP.

(signed) “Jamieson Bondarenko”
Jamieson Bondarenko Chairman of the Board

BRIACELL THERAPEUTICS CORP.

Suite 300 – 235 15th Street
West Vancouver, BC V7T 2X1

MANAGEMENT INFORMATION CIRCULAR

For the Annual General and Special Meeting of shareholders to be held on Tuesday, January 18, 2022.

All currency references herein, unless otherwise stated, are expressed in Canadian dollars.

Solicitation of Proxies

This information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of BriaCell Therapeutics Corp. (the “Company”). The form of proxy (the “Proxy”) which accompanies this Information Circular is for use at the Company’s annual general and special meeting of shareholders to be held by way of a live audio webcast utilizing the LUMI meeting platform at https://web.lumiagm.com/403318090 on Tuesday, January 18, 2022 at 10:00 a.m. (Toronto time) (the “Meeting”), for the purpose of conducting certain matters as set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation of proxies will be primarily by mail; however, proxies may also be solicited by the officers, directors and employees of the Company by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of soliciting proxies in connection with the Meeting will be borne directly by the Company.

The contents and the mailing of the Information Circular have been approved by the Company’s board of directors (the “Board”).

information contained in this Information Circular

The information contained in this Information Circular, unless otherwise indicated, is given as of December 20, 2021.

In this Information Circular, unless otherwise indicated, all references to “$” refer to Canadian dollars.

No person is authorized by the Company to give any information (including any representations) in connection with the matters to be considered at the Meeting other than the information contained in this Information Circular. Information contained in this Information Circular should not be construed as legal, tax or financial advice, and shareholders of the Company should consult their own professional advisors if they are in doubt as to how to deal with these materials or the matters they describe.

General Proxy Matters

Appointment of Proxy

The persons named in the enclosed Proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a person or entity, other than the persons designated by management in the Proxy, to represent the shareholder at the Meeting. A shareholder giving a proxy may do so by striking out the names of the management designees printed in the Proxy and by inserting the name of another designated person or entity in the blank space provided. A proxy designee need not be a shareholder of the Company.

Those shareholders who wish to be represented at the Meeting by proxy must complete and deliver a Proxy to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Toronto time) by Friday, January 14, 2022 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used.

Revocation of Proxy

A Proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, the Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;
(b)	signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment or postponement thereof; or
(c)	attending the Meeting or any adjournment or postponement thereof and registering with the scrutineer as a shareholder present in person.

Voting of Proxies

The common shares of the Company (the “Common Shares”) represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing such person. In the absence of instructions, such Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting.

The enclosed Proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy thereon.

Voting by Non-Registered Holders

Only shareholders whose names have been entered in the Company’s register of shareholders as of the close of business on the Record Date (as defined herein) will be entitled to receive notice of, and to vote at, the Meeting. Most shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their name but instead registered in the name of an intermediary (an “Intermediary” or “Intermediaries”) with whom the non-registered shareholder deals with in respect of the Common Shares (including, among others, a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds such Common Shares on behalf of non-registered shareholders). If you purchased Common Shares through a broker, you are likely a non-registered holder.

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

The Company has elected to send the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) indirectly to NOBOs through Intermediaries. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each NOBO.

Intermediaries are required to forward the Meeting Materials to NOBOs to seek their voting instructions in advance of the Meeting. Common Shares held by Intermediaries can only be voted in accordance with the instructions of the non-registered holder. Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary to ensure that your Common Shares are voted at the Meeting. If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or Proxy provided by the Intermediary and return the form to the Intermediary in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Intermediaries are required to forward the Meeting Materials to each OBO unless the OBO has waived the right to receive them. The Company does not intend to pay for Intermediaries to deliver to OBOs the Meeting Materials under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and Form 54-101F7 – Request for Voting Instructions Made by an Intermediary.

The Company is not sending the Meeting Materials to registered shareholders or non-registered shareholders using notice-and-access delivery procedures defined under NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations.

Legal Proxy – U.S. Beneficial Shareholders

If you are a shareholder who does not hold their Common Shares in their own name and located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare by 10:00 a.m. (Toronto time) by Friday, January 14, 2022 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used.

Interest of Certain Persons OR COMPANies IN Matters to be Acted Upon

As at the date of this Information Circular, except as described elsewhere in this Information Circular, to the knowledge of the Company’s directors and executive officers, there are no material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 15,946,642 Common Shares were issued and outstanding as at the close of business on December 17, 2021 representing the only securities with respect to which a voting right may be exercised at the Meeting.

Record Date

The Board of the Company has fixed the close of business on Thursday, December 9, 2021 as the record date (the “Record Date”) for the determination of shareholders of the Company entitled to receive notice of, and to vote at, the Meeting and at any adjournment or postponement thereof. Holders of record of Common Shares at the close of business on Thursday, December 9, 2021 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Quorum

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, shareholders, who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.

At the Meeting, every shareholder virtually present or represented by proxy at the Meeting shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he or she is the holder.

Ownership of Securities of the Company

To the knowledge of the Company’s directors and executive officers, based on publicly available filings, as at the Record Date no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, other than set out in the table below.

Name of Shareholder	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Votes Attaching to All Outstanding Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly
L5 Capital Inc.	1,530,000	9.59%	9.6%

Particulars of Matters to be Acted Upon AT THE MEETING

1. Financial Statements

The Meeting is being held after the end of the Company’s 2021 financial year, which ended on July 31, 2021. The Company’s audited financial statements for the years ended July 31, 2021 and July 31, 2020, together with the auditor’s reports on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting. The financial statements for the years ended July 31, 2021 and July 31, 2020 are also available on SEDAR at www.sedar.com.

2. Appointment and Remuneration of Auditors

Management of the Company intends to nominate MNP LLP, of 300-111 Richmond Street West, Toronto, Ontario M5H 2G4, which has been the auditor of the Company since November 25, 2014, to be re-appointed as the Company’s auditor.

In absence of instructions to the contrary, the Common Shares represented by the Proxy are to be voted for the appointment of MNP LLP as the auditor to hold office for the ensuing year at a remuneration to be fixed by the Board.

3. Setting Number of Directors

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7) for the next year, subject to any increases permitted by the Company’s Articles.

Management recommends shareholders vote for the approval of setting the number of directors of the Company at seven (7) for the ensuing year, subject to such increases as may be permitted by the Company’s Articles.

4. Election of Directors

At the Meeting, the shareholders will be asked to elect, on an individual basis, each of the seven (7) nominees of the Company set forth in the table below as directors of the Company. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the Proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

Each director elected will hold office until the close of the next annual meeting of shareholders, or until his/her successor is duly elected unless prior thereto he/she resigns or his/her office becomes vacant by reason of death or other cause. Shareholders have the option to (i) vote for all of the directors of the Company listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless the shareholder has specifically instructed in the Proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the Proxy will vote FOR the election of each of the proposed nominees set forth below as directors of the Company.

Director Nominees

The following table sets out the names of the nominees for election as directors, the positions and offices which they presently hold, the length of time they have served as directors, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of Common Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, province or state and country of residence and positions, current and former, if any, held	Principal occupation during the past five years(1)	Director Since	Number of Common Shares beneficially owned or controlled, directly or indirectly(2)
Dr. Jane Gross Park City, Utah, USA Director	Independent Director for aTyr Pharmaceuticals; Chief Scientific Officer and Senior Vice President, Research and Non-Clinical Development at Aptevo Therapeutics; Vice President, Applied Research and Non-Clinical Development at Emergent BioSolutions; Vice President, Immunology Research at ZymoGenetics.	November 1, 2021	10,000 (0.06%)
Mr. Marc Lustig Vancouver, British Columbia, Canada Director	Founder and Chief Executive Officer, Origin House, which was sold to Cresco Labs Inc.; Director, Cresco Labs Inc.; Founder, Lustig Family Medical Cannabis Research & Care Fund of the Cedars Cancer Foundation; Director of GMP Securities L.P.; Head of Capital Markets at Dundee Capital; and Principal at KES 7 Capital; Non-Executive Chairman of IM Cannabis Corp. since 2019.	August 31, 2021	1,530,000(3) (9.59%)
Mr. Jamieson Bondarenko Toronto, Ontario, Canada Chairman of the Board and Director	Principal, Managing Director, Equity Capital Markets at Eight Capital. Managing Director of Equity Capital Markets and Director, Equity Capital Markets at Dundee Capital Markets.	February 4, 2019	376,523 (2.36%)
Dr. William V. Williams Havertown, Pennsylvania, USA President, Chief Executive Officer and Director	President, Chief Executive Officer and Director, BriaCell Therapeutics Corp. Vice President of Exploratory Development, Incyte Corporation	November 11, 2016	349,636 (2.19%)
Dr. Rebecca Taub(4)(6) Villanova, Pennsylvania, USA Director	Founder, Director, Chief Executive Officer; Founder, Director, Chief Medical Officer, Executive Vice President, and Research & Development at Madrigal Pharmaceuticals.	March 7, 2018	10,000 (0.06%)
Mr. Vaughn C. Embro-Pantalony(4)(5)(6) Toronto, Ontario, Canada Director	Chairman of the Board, Soricimed Biopharma Inc.; Director, Audit Committee “Chair” and Chief Executive Officer of Microbix Biosystems Inc.	March 14, 2018	34,524 (0.22%)
Mr. Martin Schmieg(4)(5) Palm Beach, FL, USA Director	Co-Founder, General Manager and CEO, ClearIt LLC; Founder and General Manager, Soar Ventures.	May 10, 2016 – March 14, 2019 November 24, 2020(7)	25,000 (0.16%)
TOTAL:			2,335,683 (14.65%)(8)

Notes:

(1)	The information as to principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective nominees.
(2)	The information as to the number of securities beneficially owned or over which control or direction is exercised has been obtained by the Company from publicly disclosed information and/or has been furnished by the respective nominees.
(3)	Mr. Lustig owns 1,530,000 common shares of the Company through his investment company, L5 Capital Inc.
(4)	Members of the Audit Committee.
(5)	Members of the Compensation Committee.
(6)	Members of the Nominating and Corporate Governance Committee.
(7)	On May 10, 2016, Mr. Martin Schmieg was appointed a Director of the Company, resigned on March 14, 2019, and re-joined the Board on November 24, 2020.
(8)	The percentage of voting rights calculations stated above is based on 15,946,642 Common Shares outstanding as at the close of business on December 17, 2021.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

On December 9, 2021, the Company received conditional approval from the Toronto Stock Exchange (the “TSX”) to graduate from the TSX Venture Exchange and list its common shares on the TSX under the symbol “BCT”, and it is expected that the common shares will begin trading on the TSX on or about December 23, 2021 (subject to TSX approval). Pursuant to the requirements of the TSX, the Board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). The form of proxy for the Meeting enables each Shareholder to vote for, or withhold their Common Shares from voting on, the election of each Nominee separately. In accordance with the terms of the Majority Voting Policy, if the votes “for” the election of a Nominee are fewer than the votes “withheld”, the Nominee will be required to tender his or her resignation promptly after the Meeting for the consideration of the Nominating and Corporate Governance Committee of the Board (the “Governance Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Governance Committee is expected to recommend acceptance of the resignation by the Board. The Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. Following the Board’s decision, which must be made within 90 days after the date of the Meeting, the Board will promptly issue a news release publicly disclosing its decision whether to accept or reject the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any Governance Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of Nominees exceeds the number of directors to be elected).

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no proposed director is, or within the ten years prior to the date of this Information Circular has been, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company, including the Company, that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO;
(b)	was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO; or
(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

None of the proposed directors of the Company have, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors of the Company have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

5. Stock Option Plan

The Company adopted a stock option plan on November 25, 2014 (the “Stock Option Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding Common Shares of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board. The exercise price of each option granted may not be less than the fair market value of the Common Shares at the time of grant.

Pursuant to the policies of the TSX, the Company is required to obtain shareholder approval of the Stock Option Plan each year because the Stock Option Plan is a rolling-maximum option plan whereby the maximum number of Common Shares that may be reserved for issuance and which can be purchased upon the exercise of all options granted under the Stock Option Plan is fixed at 10% of the outstanding Common Shares from time to time.

A copy of the Stock Option Plan is attached hereto as Schedule “I”. Set forth below is a summary of the Stock Option Plan. The following summary is qualified in all respects by the provisions of the Stock Option Plan. Reference should be made to the Stock Option Plan for the complete provisions thereof.

Summary of the Stock Option Plan

●	The term of any options granted under the Stock Option Plan will be fixed by the Board at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years in certain circumstances).

●	The exercise price of any options granted under the Stock Option Plan will be determined by the Board, in its sole discretion, but shall not be less than the closing price of the Company’s Common Shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX.

●	No vesting requirements will apply to options granted hereunder, however a four month hold period will apply to all Common Shares issued under each option, commencing from the date of grant.

●	All options are non-transferable.

●	Options will be adjusted and/or reclassified (as applicable) in the event of any consolidation, subdivision, conversion or exchange of the Company’s Common Shares.

●	No more than 5% of the issued Common Shares may be granted to any one individual in any 12 month period.

●	No more than 2% of the issued Common Shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period.

●	Disinterested shareholder approval must be obtained if:

(i)	a stock option plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in:

(A)	the number of shares reserved for issuance under stock options granted to Insiders (as such term is defined in the policies of the TSX) exceeding 10% of the issued Common Shares;

(B)	the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common Shares; or

(C)	the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued Common Shares; or

(ii)	the Company is decreasing the exercise price of stock options previously granted to Insiders.

Renewal of Incentive Stock Option Plan

At the Meeting, shareholders of the Company will be asked to consider, and if thought fit, to pass, with or without variation the following ordinary resolution (the “Option Plan Resolution”) confirming and approving the Stock Option Plan:

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT: the Company’s Stock Option Plan be and is hereby confirmed and approved as the Stock Option Plan of the Company until the next annual general and special meeting of the Company.”

The Board is of the view that the Stock Option Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other services providers in competition with the other companies in the industry. Stock options issued under the Stock Option Plan help align the interests of the Company’s directors, officers, employees and consultants with the long-term interests of the Company’s shareholders while allowing the Company to reduce the cash component of its compensation programs and thus preserve capital.

In order to be passed, the Option Plan Resolution requires the approval of a majority of the votes cast thereon by shareholders of the Company virtually present or represented by proxy at the Meeting. The Board unanimously recommends that shareholders vote in favour of the Option Plan Resolution. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the Option Plan Resolution.

6. Adoption of Amendment to Articles

The Board proposes to amend the Company’s current authorized share structure and articles (the “Existing Articles”) by amending the authorized share structure and articles (the “Amended Articles”) to create a new class of special common shares (the “Special Common Shares”).

The Board proposes to issue Special Common Shares to officers of the Company who are not resident in the United States from time to time as part of their executive compensation, in order to increase and further align such officers’ interest in the Company with that of the Shareholders. Further, the issuance of Special Common Shares to such officers will decrease the proportion of the outstanding voting securities of the Company that are held by “U.S. Persons” for the purposes of determining whether the Company is a “foreign private issuer” under the United States securities laws.

Amendments in the Amended Articles

Below is a summary of the proposed amendments contained in the Amended Articles, with such summary qualified in its entirety by the Existing Articles, and the Amended Articles, a copy of which is attached hereto as Schedule “III”.

(a)	The Amended Articles contemplate the creation of an unlimited number of Special Common Shares which are convertible under certain circumstances, initially, into 0.00001 of a Common Share.

(b)	The Company intends to issue Special Common Shares from time to time to officers of the Company who are not resident in the United States as part of their executive compensation in order to increase and further align such officers’ interests in the Company with those of the Shareholders. The issuance of Special Common Shares would also decrease the proportion of the outstanding voting securities of the Company that are held by “U.S. persons” for purposes of determining whether the Company is a “foreign private issuer” under United States securities laws.

(c)	The Special Common Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At such meeting, holders of Special Common Shares will be entitled to one vote in respect of each Common Share into which such Special Common Shares could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per Special Common Share.

(d)	The holders of the Special Common Shares shall be entitled to receive dividends as may be granted to holders of the Common Shares, on an as-converted basis, assuming conversion of all Special Common Shares into Common Shares at the Special Conversion Ratio, as defined in this Section (d). The initial “Special Conversion Ratio” for shares of Special Common Shares will be 0.00001 Common Shares, subject to certain adjustments. No dividends will be declared or paid on the Special Common Shares unless the Company simultaneously declares or pay, as applicable, equivalent dividends (on an as-converted to Common Share basis) on the Common Shares. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Special Common Shares shall be entitled to receive the remaining property and assets of the Company together with the holders of the Common Shares, on an as-converted into Common Shares basis. Subject to certain restrictions, each Special Common Share may be converted, based on the Special Conversion Ratio, to a Common Share upon prior written consent of the Board or a committee thereof. The Special Common Shares will also be automatically converted into Common Shares in certain circumstances.

(e)	As long as any Special Common Shares remain outstanding, the Company will not, without the consent of the holders of the Special Common Shares by special resolution, prejudice or interfere with any right or special right attached to the Special Common Shares.

(f)	The Company also has the right to redeem all or some of the Special Common Shares with two days prior written notice to such holders for either (i) cash, at a price per Special Common Share equal to the Special Conversion Ratio multiplied by the average volume weighted average trading price of the Common Shares on the Nasdaq or TSX (or such other stock exchange or quotation system the Common Shares are then principally listed or quoted) for the ten (10) trading days immediately prior to the date the Company delivers the redemption notice to the holder; or (ii) Common Shares at the Special Conversion Ratio. In the event that a take-over bid is made for the Common Shares, the holders of the Special Common Shares shall not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Common Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Common Shares.

(g)	No Special Common Share may be transferred by the holder without prior written consent of the Board (or a committee thereof).

(h)	In certain circumstances, the holders of Special Common Shares may be entitled to a proportionate share of certain distributions as though they were the holders of Common Shares. If the Company effects a recapitalization or stock split, as defined in the Amended Articles, provisions may be made so that the holders of Special Common Shares may receive the number of Common Shares or other securities or property of the Company to which holders of Common Shares would have been entitled to subject to certain adjustments.

(i)	No fractional Common Shares will be issued upon the conversion or redemption of any Special Common Shares and the number of Common Shares to be issued will be rounded up or down to the nearest whole Common Share. The Company will provide, upon written request, a certificate detailing any adjustments and readjustments to the Special Conversion Ratio for the Special Common Shares at the time in effect, and the number of Common Shares which would be received upon conversion or redemption of a Special Common Share. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Special Common Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right. A holder of Special Common Shares that beneficially owns more than 5% of the issued and outstanding Special Common Shares has certain dispute rights with respect to calculations under the Special Conversion Ratio.

(j)	The Special Common Shares may be subdivided or consolidated by resolution of the Board (or a committee thereof) without the simultaneous subdivision or consolidation of the Common Shares in the same manner, provided that the Special Conversion Ratio is correspondingly adjusted and the voting rights of the Special Common Shares is correspondingly adjusted such that the aggregate number of votes held by all holders of Special Common Shares prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of Special Common Shares following the subdivision or consolidation.

(k)	The creation of the Special Common Shares will in no way materially change the rights and privileges attached to the Common Shares. Such holders are and will remain entitled to: receive notice of and to attend and vote at all meetings of Shareholders (except meetings of holders of a specified class of shares); receive such dividends as the Board (or a committee thereof) may by resolution determine; and subject to prior rights of the holders of any class of shares having a preference upon liquidation, receive the remaining property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company, in each case, in accordance with the rights, privileges, restrictions and conditions attached to each such class of shares. Conversion restrictions notwithstanding each Special Common Share is the functional equivalent of 0.00001 (subject to the Special Conversion Ratio) of one Common Share. Any future issuance to non-US resident officers is expected to have an immaterial impact on the aggregate voting and economic power of existing Shareholders. In some instances, Special Common Shares are afforded the same treatment and rights as other classes of shares of the Company including, broadly, events of liquidation, consolidation, and the distribution of dividends. Certain parts of the Articles describing the rights of the other classes of Shares have been amended to reflect this.

The foregoing is only a summary of the Amended Articles. Readers are encouraged to refer to Schedule “III” for the full text of the Amended Articles.

The Board has determined that the creation of the Special Common Shares is in the best interests of the Company and has authorized the creation of the Special Common Shares to the Shareholders for their approval at the Meeting.

The Amendment Resolution (as defined below) provides that the Board is authorized, in its sole discretion, without further approval by the shareholders, to effect the Amendment Resolution and proceed with the Amended Articles at any time following the date of this Meeting. The Amendment Resolution also provides that the Board is authorized to determine not to proceed with the proposed Amended Articles without further approval of the shareholders of the Company and that the Board is authorized to revoke the Amendment Resolution in its sole discretion without further approval of the shareholders of the Company at any time prior to implementation of the Amended Articles.

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, an ordinary resolution as follows (the “Amendment Resolution”):

“IT IS RESOLVED as an ordinary resolution that:

1.	The Company’s authorized share structure, its notice of articles and Existing Articles be altered by:

a.	creating a class of Special Common Shares without par value with no maximum number;

b.	creating and attaching to the Special Common Shares the special rights and restrictions contained in Section 27 of the Articles of the Corporation as set out in Schedule “III” to this Circular;

c.	amending the Existing Articles by adding Section 27, SUBSTANTIALLY as set out in Schedule “III” to this Circular, to the Articles of the Corporation.

2.	The alterations made to the Existing Articles of the Corporation by this resolution will not take effect until the Notice of Articles of the Corporation has been altered to reflect the alterations made by this resolution.

3.	Subject to the deposit of this resolution at the Company’s records office, the solicitors for the Company are authorized and directed to electronically file the required Notice of Alteration with the Registrar of Companies.

4.	The board of directors of the Company is authorized in its sole and absolute discretion, to determine whether or not to proceed with the foregoing resolution, without further approval, ratification or confirmation by the Shareholders, and may choose not to act upon this resolution notwithstanding shareholder approval of the Amended Articles, and it is authorized to revoke this resolution in its sole and absolute discretion at any time prior to effecting the Amended Articles.

5.	Any one director or officer of the Company is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing special resolution.”

Unless otherwise directed to the contrary, it is the intention of the persons named as proxyholders in the enclosed form of proxy to vote proxies IN FAVOUR of the Amendment Resolution adopting the Amended Articles.

In order to be effective, the Amendment Resolution must be approved by the affirmative vote of a majority (at least 50%) of the votes cast by holders of Common Shares present or represented by proxy at the Meeting, excluding votes cast by Shareholders that are “affiliates” or “control persons” of the Corporation (within the meaning of Ontario Securities Commission Rule 56-501 – Restricted Shares (“OSC Rule 56-501”) and National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)).

OSC Rule 56-501 and Part 12 of NI 41-101 (collectively, the “Restricted Share Rules”) regulate the creation and distribution of “restricted shares” (as defined in OSC Rule 56-501) and “restricted securities” (as defined in NI 41-101) by reporting issuers in Canada. The definitions of “restricted shares” and “restricted securities” include equity shares which have voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attached to any other shares of an outstanding class of shares of the issuer.

“Minority approval” means, for the purposes of the Restricted Share Rules, approval by a majority of the votes cast by holders of Common Shares, and if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, (A) “affiliates” of the issuer, or (B) “control persons” of the issuer, as those terms are defined in the Restricted Share Rules.

The Special Common Shares will be “restricted shares” (as defined in OSC Rule 56-501) and “restricted securities” (as defined in NI 41-101). Therefore, the Amendment Resolution must be approved by a majority of the votes cast by the Shareholders, other than the votes attached at the time to the Common Shares held directly or indirectly by “affiliates” or “control persons” of the Company, so that the Company can utilize prospectus exemptions under Ontario securities laws or file a prospectus in connection with the distribution of Special Common Shares, for the purposes of future offerings of Special Common Shares without having to obtain the approval of the Shareholders (in accordance with the Restricted Share Rules) for each distribution of Special Common Shares.

To the best of the knowledge of management and the Board, there are no “affiliates” or “control persons” (within the meaning of such term in the Restricted Share Rules) and, accordingly, no Common Shares of the Company are required to be excluded from the applicable vote.

Subject to applicable regulatory requirements, the Amended Articles will be implemented, if at all, only upon a determination by the Board that it is in the best interests of the Company at that time. In connection with any determination to implement the Amended Articles, the Board will determine the timing for the Amended Articles to become effective, which the Board currently anticipates will be as soon as practicable following the Meeting. No further action on the part of the shareholders will be required in order for the Board to implement the Amended Articles. If the Board does not implement the Amended Articles prior to the next annual meeting of shareholders, the authority granted by the ordinary resolution to implement the Amended Articles on these terms will lapse and be of no further force or effect. The Amendment Resolution also authorizes the Board to elect not to proceed with, and abandon, the Amended Articles at any time if it determines, in its sole discretion, to do so. If the Amendment Resolution is approved, no further action on the part of the shareholders will be required in order for the Board to implement the Amended Articles.

7. Other Business

As of the date of this Information Circular, the Board and management of the Company are not aware of any other matters to come before the Meeting other than those set forth above and in the Notice of Meeting. However, if any other matters do arise, the person named in the Proxy shall vote, on any poll, in accordance with his or her best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting.

You are urged to carefully consider all of the information in the accompanying Information Circular to the Meeting. If you require assistance, you should consult your financial, legal, or other professional advisor.

Statement of Executive Compensation

The purpose of this section is to describe the compensation of certain named executive officers of the Company and the directors of the Company for the most recently completed financial year of the Company in accordance with Form 51-102F6 – Statement of Executive Compensation.

Director and Named Executive Officer Compensation

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer” or “NEO”) of the Company means the following individuals:

(a)	a CEO of the Company;
(b)	a CFO of the Company;
(c)	each of the three most highly compensated individuals, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at July 31, 2021, whose total compensation was, individually, more than $150,000 for financial year ended July 31, 2021; and
(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity for financial year ended July 31, 2021.

Dr. William V. Williams, President and CEO of the Company, and Mr. Gadi Levin, the CFO and Corporate Secretary of the Company, are the NEOs of the Company.

Summary Director Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to the directors, and to the following NEOs:

Table of compensation excluding compensation securities(8)
Name and position	Year	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)(1)	Total compensation (US$)
Mr. Jamieson Bondarenko Chairman of the Board & Director	2021	87,568	Nil	Nil	Nil	Nil	87,568
	2020	88,133	Nil	Nil	Nil	Nil	88,133
	2019	30,732	Nil	Nil	Nil	Nil	30,732
Mr. Martin Schmieg(4) Director	2021	28,000	Nil	Nil	Nil	Nil	28,000
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	22,733	Nil	Nil	Nil	Nil	22,733
Mr. Marc Lustig Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Jane Gross Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Vaughn C. Embro-Pantalony Director	2021	34,632	Nil	Nil	Nil	Nil	34,632
	2020	44,468	Nil	Nil	Nil	Nil	44,468
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Rebecca Taub Director	2021	36,500	Nil	Nil	Nil	Nil	36,500
	2020	43,516	Nil	Nil	Nil	Nil	43,516
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Charles Wiseman(6) Former Director	2021	241,138	Nil	Nil	Nil	Nil	241,138
	2020	59,503	Nil	Nil	Nil	Nil	59,503
	2019	41,079	Nil	Nil	Nil	Nil	41,079
Mr. Richard Berman(5) Former Director	2021	6,532	Nil	Nil	Nil	Nil	6,532
	2020	32,016	Nil	Nil	Nil	Nil	32,016
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Rahoul Sharan(2) Former Director & Former interim CEO	2021	3,663	Nil	Nil	Nil	Nil	3,663
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	18,315	Nil	Nil	Nil	Nil	18,315
Dr. Saeid Babaei(3) Former Chairman of the Board & Former Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	38,258	Nil	Nil	Nil	Nil	38,258

Notes:

(1) Options based awards calculated using the Black-Scholes Option Pricing Model.

(2) Mr. Rahoul Sharan served as interim CEO of the Company from March 24, 2016 until November 1, 2016, and resigned from the Board effective March 18, 2019.

(3) Dr. Babei resigned from the Board effective March 18, 2019.

(4) On May 10, 2016, Mr. Martin Schmieg was appointed a Director of the Company, resigned on March 14, 2019, and re-joined the Board on November 24, 2020.

(5) On August 12, 2019, Mr. Richard Berman was appointed a Director of the Company and resigned on November 17, 2020.

(6) On November 25, 2014, Dr. Charles Wiseman was appointed a Director of the Company and resigned on May 31, 2021.

(8) The relevant disclosure for directors Dr. William V. Williams and Mr. Gadi Levin is provided below in the “Summary NEO Compensation Table”.

Summary NEO Compensation Table

Name and Principal Position	Year	Salary	Share-Based Awards(1)	Option Based Awards(2)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Dr. William V. Williams, President and CEO	2021	217,995	Nil	Nil	Nil	Nil	Nil	Nil	217,995
	2020	230,720	Nil	Nil	Nil	Nil	Nil	Nil	230,720
	2019	161,819	Nil	Nil	Nil	Nil	Nil	Nil	161,819
Mr. Gadi Levin, CFO and Corporate Secretary	2021	48,344	Nil	Nil	Nil	Nil	Nil	65,934	114,278
	2020	42,735	Nil	Nil	Nil	Nil	Nil	Nil	42,735
	2019	39,642	Nil	Nil	Nil	Nil	Nil	Nil	39,642

Notes:

(1)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. This does not represent cash paid to the director. This figure is based on the grant date fair value of such options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(2)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

Stock Options and Other Compensation Securities

The Company’s Stock Option Plan was originally adopted by the shareholders at the Company’s annual general and special meeting on November 25, 2014. Please see Schedule “I” for a copy of the Stock Option Plan.

Compensation Securities

The following table provides a summary of all compensation securities granted or issued to each director and Named Executive Officer by the Company or one of its subsidiaries during the financial year ended July 31, 2021 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities(1) (2)
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Dr. William V. Williams President & CEO, Director	Stock option	200,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Mr. Gadi Levin CFO, Corporate Secretary	Stock option	75,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Dr. Charles Wiseman Director	Stock option	75,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Mr. Jamieson Bondarenko Director, Chairman of the Board	Stock option	150,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Dr. Rebecca Taub Director	Stock option	10,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Mr. Vaughn C. Embro-Pantalony Director	Stock option	25,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Mr. Martin Schmieg Director	Stock option	25,000	March 29, 2021	US$4.24	US$3.40	US$5.08	March 29, 2026
Dr. Jane Gross Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Marc Lustig Director	Nil(3)	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) All Options granted to directors and NEOs vest immediately.

(2) Except as permitted by applicable securities laws and the policies of the TSX, and as provided otherwise in Section 8 of the Stock Option Plan, all Options granted to directors and NEOs are non-assignable and non-transferable.

(3) Mr. Lustig’s entitlement to stock options, if any, were allocated to Cedars Cancer Foundation.

Exercise of Stock Options and Other Compensation Securities

During the most recently completed financial year, no director or NEO exercised compensation securities.

External Management Companies

Mr. Gadi Levin is the only NEO of the Company that is also not an employee of the Company.

Except as otherwise disclosed, the Company has not been provided with consulting services by external management companies during the financial year ended July 31, 2021.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with each of the NEOs (the “Employment Agreements”). Each Employment Agreement provides for the NEO’s annual base salary, vacation entitlement and benefits.

The following is a description of material provisions of the Employment Agreements.

Employment Agreements

Dr. William V. Williams (President and Chief Executive Officer)

On October 12, 2016, the Company entered into an employment agreement with Dr. William V. Williams which became, effective October 31, 2016, to serve as Chief Executive Officer and President. Dr. William V. Williams was appointed President and CEO of the Company is also a member of our board of directors. On August 31, 2021, the Company – upon review and approval of the Compensation Committee – amended certain terms of Dr. William V. Williams’ employment agreement. The agreement is for a term of one (1) year and will be automatically renewed unless cancelled by either party. Pursuant to the agreement, Dr. William V. Williams will receive a base fee of US$550,000 over the initial term and be entitled to US$250,000 worth of stock options, as adjusted by the share consolidation completed by the Company on December 31, 2021. The agreement also provides for milestone incentive bonuses which may increase the remuneration by an additional US$125,000. If the agreement is terminated by the Company, all amounts accrued under the agreement shall become due and a lump sum termination fee equal to the pro rata monthly salary times the number of months employed divided by 2 (subject to a maximum of 12) shall become payable. The agreement may be terminated by Dr. William V. Williams upon delivery of 30 days written notice.

The amounts payable pursuant to the employment agreement with Dr. William V. Williams are incurred in US dollars. The Company converts the US dollar amounts in Canadian equivalents using an exchange rate for the date on which Dr. William V. Williams is paid pursuant to Dr. Williams’ employment agreement.

Mr. Gadi Levin (Chief Financial Officer and Corporate Secretary)

Effective November 1, 2016, the Company entered into a consulting agreement with Gadi Levin (the “Levin Agreement”). Under the Levin Agreement, Mr. Gadi Levin agreed to serve as Chief Financial Officer of the Company for a one (1) year term, renewable upon written agreement. Pursuant to the Levin Agreement, Mr. Gadi Levin receives a fee of $8,000 per month. Either party may terminate the Levin Agreement for reason of default on fifteen (15) days’ written notice (unless the default is cured within that period), or without cause on thirty (30) days’ notice. Upon termination, Mr. Gadi Levin is entitled to payment for work performed and accepted.

The Employment Agreements have effective dates, entitlements on a termination without just cause and change of control as follows:

Name	Effective Date of Employment Agreement	Termination Without Cause	Termination due to a Change of Control
Dr. William V. Williams	November 1, 2016 (updated as of July 1, 2021)	All amounts accrued under the agreement become due and a lump sum termination fee equal to the pro rata monthly salary times the number of months employed divided by 2 (subject to a maximum of 12) shall become payable.	N/A
Mr. Gadi Levin	N/A	N/A	N/A

The table below shows the incremental payments that would be made to the NEOs under the terms of their Employment Agreements and the security-based compensation plans upon the occurrence of certain events, if such events were to have occurred on July 31, 2021.

Name	Event	Base Salary ($)(1)	Options ($)(2)	Total ($)
Dr. William V. Williams	Termination without cause	US$337,500	US$125,000	US$462,500
	Termination for cause	Nil.	Nil.	Nil.
	Termination due to a change of control	N/A	N/A	N/A
Mr. Gadi Levin	Termination without cause	N/A	N/A	N/A
	Termination for cause	N/A	N/A	N/A
	Termination due to a change of control	N/A	N/A	N/A

Notes:

(1)	The NEO’s monthly salary on July 31, 2021 multiplied by the number of months of severance to be received.
(2)	This column assumes exercise of all unexercised in-the-money options, net of payment of the aggregate exercise price, and is calculated based on the difference between the market value of the Common Shares as at July 31, 2021 and the exercise price of the option.

Options and awards granted under the Stock Option Plan contain provisions allowing for the exercise of options following termination for a period of 30 days following the termination of employment or service (other than by reason of death, disability, retirement or for cause).

Oversight and Description of Director and NEO Compensation

Compensation of Directors

The Company provides a modest cash retainer to its non-executive directors. Executive directors do not receive any cash compensation in their capacity as directors. Long term incentives (stock options) are granted from time to time, based on an existing complement of long term incentives, corporate performance and to be competitive with other companies of similar size and scope.

Compensation of Named Executive Officers

The Company’s Compensation Committee (as defined herein) is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

Philosophy and Objectives

The compensation program for senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, highly-qualified executives;
(b)	motivating the short and long term performances of executives; and
(c)	creating a corporate environment which aligns their interests with those of the shareholders.

The compensation program is designed to provide competitive levels of compensation. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s NEOs may receive compensation that is comprised of three components: (a) a base salary; (b) bonus compensation; and (c) equity participation through the Company’s Stock Option Plan or all such forms of compensation.

The Board and the Compensation Committee (as defined herein), as part of the annual review of executive compensation, consider the relationship between the Company’s corporate strategy and compensation of executives, and the Company’s compensation approach, policies and practices, to ensure that the they encourage executives to consider the risks related to their decisions and actions, and that they do not encourage unnecessary or inappropriate risk taking. The Board and the Compensation Committee believe that the current compensation structure contains a well-balanced mix of base salary, annual bonus and long-term equity incentives. Annual bonuses have a maximum amount and the long-term equity incentives utilize time vesting as a retention mechanism. Accordingly, the Board and the Compensation Committee have not identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company

Base Salary

In the view of Company, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies earning comparative revenues in a similar industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones. The Company may approve executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses paid to the NEOs are allocated on an individual basis. Bonuses are paid to reward work done above the base level of expectations set by the base salary, wages or contractor payments. There were no bonuses paid to any of the NEOs during the most recently completed financial year.

Equity Participation through Stock Option Plan

The Company has, as a part of its long-term incentive, adopted a Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of the Company’s Common Shares.

In monitoring or adjusting the option allotments, the Compensation Committee takes into account the level of options granted for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous options grants and the objectives set for the NEOs. The scale of options will generally be commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

●	the NEOs and others who are entitled to participate in the Stock Option Plan;

●	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

●	the date on which each option is granted;

●	the vesting period, if any, for each stock option; and

●	the other material terms and conditions of each stock option grant.

Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, although the level of reward provided by a particular stock option grant is dependent upon the volatility of the stock market.

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Stock Option Plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest immediately.

All of the NEOs are entitled to participate in the Stock Option Plan.

Compensation Process

The Company relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Company’s executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is ultimately responsible for all forms of compensation for the Company’s executive officers. The Board is responsible for reviewing the recommendations respecting compensation of other officers of the Company from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers a range of factors, including: (i) company performance and individual contributions against key performance indicators, and (ii) peer group benchmarking. The Compensation Committee annually reviews the applicability of the compensation peer group and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations.

This Oversight and Description of Director and NEO Compensation was completed by the Company’s Compensation Committee.

Pension Plan Benefits

The Company does not have a pension plan in place and therefore there were no pension plan benefit awards made to a director or NEO during the financial year ended July 31, 2021.

Insider Trading and Reporting Policy

All of the Company’s executives, other employees and directors are subject to the Company’s Insider Trading and Reporting Policy, which prohibits trading in the Company’s securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Company, such as short sales, puts and calls. Furthermore, the Company permits executives, including the NEOs, to trade in the Company’s securities only during prescribed trading windows. Notwithstanding these prohibitions, the Company’s directors, officers and employees are able to sell a security which such person does not own if such person owns another security convertible into the security sold or an option or right to acquire the security sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the security so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Shares on January 1, 2017, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Venture Composite Index for each year following:

The Company’s executive compensation is affected by, but not directly based on, the Share price performance, therefore NEOs’ compensation may not directly compare to the trend shown above.

Incentive Plan Awards

The Compensation Committee assists the Board in fulfilling its obligations relating to compensation issues, and makes recommendations to the Board respecting the Company’s incentive plans, including administration of the Company’s equity incentive plans. It also has the responsibilities of reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation program, recommending compensation of the Company’s CEO and senior officers to the Board, and evaluating the performance of senior officers generally and in light of annual goals and objectives. The Board makes decisions regarding executive compensation based on the Compensation Committee’s recommendations.

Outstanding Option-Based and Share-Based Awards

The following table sets forth the details regarding all Option-based and Share-based awards outstanding for each NEO as at July 31, 2021.

Name and Position	Year	Option-Based Awards(1)				Share-Based Awards(2)
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(3)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
		(#)	(US$)		(US$)	(#)	($)	($)
Dr. William V. Williams President and CEO	2021	200,000	USD$4.24	March 29, 2026	US$168,000	- N/A	N/A	N/A
Gadi Levin CFO and Corporate Secretary	2021	75,000	USD$4.24	March 29, 2026	US$63,000	-N/A	N/A	N/A

(3)	The value of the unexercised in-the-money Options is calculated based on the difference between the market value of the Common Shares as at July 31, 2020 and the exercise price of the Option.

Incentive Plan Awards - Value Vested or Earned During the Year

For each NEO, the following table sets forth: (1) the value of Option-based awards which vested or were earned during the financial year ended July 31, 2021, (2) the value of share-based awards which vested or were earned during the financial year ended July 31, 2021; and (3) the value of non-equity incentive plan compensation earned during the financial year ended July 31, 2021.

Name and Position	Year	Option-Based Awards–Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year
		($)	($)	($)
Dr. William V. Williams President and CEO	2021	510,671	Nil.	Nil.
Gadi Levin CFO and Corporate Secretary	2021	191,502	Nil.	Nil.

Notes:

(1) Reflects the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, calculated based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date

Liability Insurance of Directors and Officers

The Company has directors’ and officers’ liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies to all. The annual cost for this insurance in 2021 was US$800,000.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information pertaining to the Company’s equity compensation plan as at the end of the Company’s financial year ending on July 31, 2021.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options, warrants and rights)
Equity compensation plans approved by security holders	674,666	US$4.66	852,292(1)
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Notes:

(1)	Based on a total of 1,526,958 options issuable pursuant to the stock option plan, representing 10% of the Company’s issued and outstanding share capital of 15,269,583 Common Shares as at July 31, 2021

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer or their respective associates or affiliates, are or have been indebted to the Company or any of its subsidiaries at any time during the last two (2) financial years of the Company and no current or former director or executive officer or their respective associates are or have been indebted to an entity at any time during the last two (2) financial years of the Company or been the subject of a guarantee, support agreement, letter of credit of other similar arrangement provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

As at the date of this Information Circular, except as otherwise disclosed in the Information Circular, to the knowledge of the Board or the management of the Company, there are no material interests, whether direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company of any of its subsidiaries.

Appointment of Auditor

Management of the Company intends to nominate MNP LLP, of 300-111 Richmond Street West, Toronto, Ontario M5H 2G4, which has been the auditor of the Company since November 25, 2014 to be reappointed as the Company’s auditor.

Forms of proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, FOR the re-appointment of MNP LLP, as the Company’s auditor to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

The Company’s management functions are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company.

Corporate Governance Disclosure

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. Under National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose information relating to its corporate governance practices, which disclosure is set out herein.

With respect to the United States, the Company is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 (the “Act”) and the applicable rules adopted by the SEC pursuant to the Act, as well as the NASDAQ Rules, in each case, as applicable to foreign private issuers.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. Set forth below is a summary of such differences.

Shareholder Approval Requirements

NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. In order to remain in compliance with this rule, the Company has ensured that any issuances shall not exceed 19.99% of all common shares outstanding, including such grants under this option plan. In addition, NASDAQ Rule 5635(c) requires that stock option plans that do not contain a formula for automatic increases in the shares available for grant and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. In order to remain in compliance with this rule, the Company has only allocated a maximum of 10% of all common shares outstanding to the Company’s stock option plan.

The Board

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board.

The Board will, assuming the election of management’s nominees for appointment to the Board as described in this Information Circular, be comprised of seven directors, four of whom have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment, and are “independent” within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules.

The Board is currently comprised of seven directors, namely Dr. William V. Williams, Mr. Jamieson Bondarenko, Dr. Rebecca Taub, Mr. Vaughn C. Embro-Pantalony, Mr. Martin Schmieg, Mr. Marc Lustig and Dr. Jane Gross.

The independent directors of the Company are Dr. Rebecca Taub, Mr. Vaughn C. Embro-Pantalony, Mr. Martin Schmieg and Dr. Jane Gross.

Dr. William V. Williams and Mr. Jamieson Bondarenko are not independent within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules, by virtue of them being members of the Company’s management within the past three years. Mr. Marc Lustig is not independent by virtue of being a significant security holder. Mr. Jamieson Bondarenko is also the Chairman of the Board.

The Board annually reviews and makes a determination as to the independence of each director in light of all applicable laws, rules, regulations and stock exchange requirements.

Directorships

As of the date hereof, none of the directors of the Company serve on the board of any other reporting issuers, other than as set out below.

Name	Name of reporting issuer	Name of exchange or market	Position	Term
Dr. William V. Williams	N/A	N/A	N/A	N/A
Mr. Jamieson Bondarenko	N/A	N/A	N/A	N/A
Dr. Rebecca Taub	N/A	N/A	N/A	N/A
Mr. Vaughn C. Embro-Pantalony	Soricimed Biopharma Inc.; Microbix Biosystems Inc.	Private TSX	Director Chairman Director	January 25, 2018 – present February 1, 2007 - present
Mr. Martin Schmieg	N/A	N/A	N/A	N/A
Mr. Marc Lustig	Cresco Labs Inc.	TSX	Director	January 2020 - present
Dr. Jane Gross	aTyr Pharmaceuticals	Nasdaq	Director	July 1, 2019 - present

The Board of the Company has three committees: the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”).

Board Meetings

Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the Board has adopted the practice of following each meeting with an independent directors’ discussion. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the Business Corporations Act (Ontario) and the Board Mandate. The Board may determine that it is appropriate to hold an in-camera session excluding a director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.

The Chair of the Board, Mr. Jamieson Bondarenko, is a non-independent director. The Company’s Lead Director, Vaughn C. Embro-Pantalony, is an independent director. Both the Board Chair and the Lead Director are responsible for encouraging open and candid discussion among the independent directors, as discussed above, as well as facilitating Board meetings.

The Lead Director’s duties include: (i) working with the Chair to set the agenda of Board meetings; (ii) chair any in camera sessions of the independent directors; (iii) chair Board meetings in the absence of the Chair; and (iv) to promote good governance and ethics in the decision making process of the Board.]

The Board held 17 meetings in the year ended July 31, 2021, and all applicable directors were in attendance, other than Dr. Rebecca Taub, who was absent from two meetings.

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic direction of the Company;
●	identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;
●	succession planning, including appointing, training and monitoring senior management;
●	a communications policy for the Company to facilitate communications with investors and other interested parties; and
●	the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee.

The Board delegates to the Company’s officers and employees responsibility for the day-to-day management and conduct of the business of the Company and the implementation of the strategic plan approved by the Board. The Board oversees management directly and through its various committees, including the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. In addition to these committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to committees of the Board.

The complete text of the corporate governance charters are available on the Company’s website at https://briacell.com/investor-relations/corporate-governance/.

Orientation and Continuing Education

New Board members are welcomed to the Company by way of a Board update call with a detailed business operations agenda which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Members of the Board are also encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars and visit the Company’s offices. Board members have full access to records.

Ethical Business Conduct

As at the date of this Information Circular, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the small size of the Board and number of officers and employees allows the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. The Board views good corporate governance as an integral component to its success and to meet its responsibilities to shareholders. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the British Columbia Business Corporations Act, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual’s duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company’s business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

Nomination of Directors

The Board is responsible for nominating individuals for election to the Board by the Company’s shareholders at each annual general meeting of shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual and general meetings of shareholders. The Nominating and Governance Committee, in accordance with its charter, is responsible for identifying, evaluating and recommending to the Board candidates to serve as directors.

The Nominating and Governance Committee has determined that compliance with the NASDAQ Rules, which require that director nominees are recommended for the Board’s selection by independent directors within the meaning of such term under applicable NASDAQ Rules constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, with the independence requirements applicable to such directors to be confirmed at such time, adequately encourages an objective nomination process. Individuals are selected with the desired background and qualifications, taking into account the needs of the Board at the time. In making its recommendations, the Board’s independent directors consider whether each candidate is or would be “independent” and “financially literate” within the meaning of applicable law and the competencies and skills that: (i) are considered to be necessary for the Board, as a whole, to possess; (ii) are considered to be necessary for each existing director to possess; and (iii) each new nominee will bring to the boardroom. The Board’s independent directors also consider whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

Compensation Committee

The Compensation Committee is appointed by the Board to assist in promoting a culture of integrity throughout the Company, to assist the Board in setting director and senior executive compensation, and to develop and submit to the Board recommendations with respect to other employee benefits as the Compensation Committee sees fit. In the performance of its duties, the Compensation Committee is guided by the following principles:

●	offering competitive compensation to attract, retain and motivate highly qualified executives in order for the Company to meet its goals; and

●	acting in the interests of the Company and the shareholders by being fiscally responsible.

The Board relies on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Company nor the Compensation Committee currently has, or has had at any time since incorporation, any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer compensation.

When determining compensation payable, the Compensation Committee considers both external and internal data. External data includes general markets conditions and well as information regarding compensation paid to directors, CEOs and CFOs of companies of similar size and at a similar stage of development in the industry. Internal data includes annual reviews of the performance of the directors, CEO and CFO in light of the Company’s corporate objectives and considers other factors that may have impacted the Company’s success in achieving its objectives.

The Compensation Committee is currently comprised entirely of independent directors of the Company, namely Mr. Martin Schmieg (Chair) and Mr. Vaughn C. Embro-Pantalony.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board to assist in fulfilling its corporate governance responsibilities under applicable laws. The Nominating and Corporate Governance Committee is responsible for, among other things, developing the Company’s approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making. It is also responsible for considering the Board’s size each year when it considers the number of directors to recommend to the shareholders for election at the annual general meeting of shareholders. Further, the Nominating and Corporate Governance Committee assumes responsibility for assessing current members and nominating new members to the Board and ensuring that all Board members are informed of and are aware of their duties and responsibilities as directors.

When considering the composition of the Board and evaluating potential nominees, the Nominating and Corporate Governance Committee may: (i) consider what competencies and skills the Board, as a whole, should possess; (ii) assess what competencies and skills each existing director possesses; and (iii) recommend to the Board the necessary and desirable competencies of directors, taking into account the Company’s strategic direction and changing circumstances and needs.

The Nominating and Corporate Governance Committee is currently comprised of entirely independent directors, namely Mr. Embro-Pantalony and Dr. Taub, and is chaired by Mr. Embro-Pantalony.

Assessments

The Governance Committee is responsible for overseeing and assessing the functioning of the Board and the committees thereof. The Governance Committee may develop and recommend to the Board a process for assessing the effectiveness of the Board, as a whole, the committees of the Board, and the contribution of individual directors, and to oversee the execution of any assessment process approved by the Board.

Diversity and Term Limits

Decisions of the Board with respect to the nomination or appointment of new directors are merit-based, with a focus on what expertise, differing perspectives and skills the Board as a whole requires in order to be effective. These decisions may include consideration of, among other things, a candidate’s leadership capabilities, maturity of judgment, talent, experience and capacity for strategic/innovative thinking. Similar factors are considered when identifying candidates for the Company’s senior management team.

At the same time, the Company understands that diversity can enhance the effectiveness of the Board and management by bringing a range of perspectives, viewpoints, backgrounds, skills and experience to the Company’s decision-making and oversight process, and helping foster an inclusive workplace. As such, the Company is committed to increasing the diversity of the Board and senior management team over time.

The Company believes that true diversity is represented by the inclusion and utilization of differences in skills, expertise and industry experience. This may be reflected through the appointment of individuals of varying ages and genders, visible minorities, Aboriginal persons, persons with disabilities, and people having other distinctions. The Company’s Diversity Policy codifies the Company’s desire to consider and appropriately balance various aspects of experience and diversity in determining the optimum composition of the Board and senior management team.

The Governance Committee is responsible for recommending qualified persons for nomination or appointment to the Board. In connection with the identification of qualified and diverse individuals to serve on the Board and in senior management roles, the Governance Committee will, among other things:

a) develop recruitment protocols that seek to include diverse candidates in any director and senior management search and give due consideration to the benefits of diversity;

b) in order to support specific objectives with respect to diversity related to gender, visible minorities, Aboriginal persons and persons with disabilities (collectively, the “Designated Groups”), consider the level of representation of such groups on the Board and in senior management roles, and strive to include candidates from one or more of those groups on the short list of candidates to be considered when conducting any search; and

c) as part of the annual performance evaluation of the Board, consider the balance of skills, expertise, industry experience, independence and diversity representation of the Board, including with respect to age, gender, Aboriginal identity, disability and ethnicity, and other factors relevant to the Board’s effectiveness.

The Board intends on including at least one female member at all times, and currently has two (2) woman on the Board.

While the Company is committed to ensuring that Designated Groups are taken into account when considering Board and senior management appointments, given the Company’s early stage of development and limited operating budget, as well as the small size of its Board and senior management team, the Board does not believe that it is in the best interest of the Company to set other fixed numerical or percentage targets for representation of Designated Groups at this time.

The Board is committed to revisiting this position on at least an annual basis, which may result in the imposition of fixed numerical and/or percentage targets for one or more of the Designated Groups in future years. At least annually, the Board and the Committee will review and discuss the level of representation of Designated Groups on the Board and at the senior management level. This review will include consideration of the effectiveness of this Policy in increasing such representation as new members join the Board and/or senior management team over time.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Circular and if all Nominee Directors are appointed, there will be two women on the Board (28.5%), and none of the executive officers is a woman.

Audit Committee

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Audit Committee, and the fees paid to the external auditor. The Board adopted an Audit Committee Charter on November 25, 2014. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached to this Information Circular as Schedule “II”– The Audit Committee Charter.

Composition of Audit Committee

The following are the members of the Audit Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)
Mr. Vaughn C. Embro-Pantalony(3)	Independent	Financially Literate
Dr. Rebecca Taub	Independent	Financially Literate
Mr. Martin Schmieg	Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	Chair of the Audit Committee.

Relevant Education and Experience

The education and experience of each Audit Committee member is disclosed below.

Mr. Vaughn C. Embro-Pantalony is an advisor to healthcare companies on matters of governance and strategy execution as President of Stratpath Management Inc. Previously he was President and CEO of Microbix Biosystems Inc. (TSX: MBX) an innovator of biological products and technologies. He joined the Microbix Biosystems Inc. Board of Directors in 2007 and chaired their Audit Committee until 2012. He continues to serve on their Board and Audit Committee. His previous roles include VP, Finance & CFO at Teva Novopharm Limited; VP, Information Technology & CIO at Bayer Inc.; VP, Finance & Administration at Bayer Healthcare; and Director, Finance and Administration & CFO at Zeneca Pharma Inc. Mr. Embro-Pantalony is Chairman of the Board of Directors of Soricimed Biopharma Inc. a private company that develops targeted cancer therapies. He holds a Bachelor of Arts, Economics, from Wilfrid Laurier University, a Master of Business Administration from the University of Windsor and he is a Fellow, Chartered Professional Accountants of Canada.

Dr. Rebecca Taub, M.D., has served as Chief Medical Officer and Executive Vice President, Research & Development, and as a member of the Board of Directors of Madrigal Pharmaceuticals, Inc., since July 2016. Previously, Dr. Taub served as Chief Executive Officer and as a member of the Board of Directors of privately-held Madrigal Pharmaceuticals, Inc. from inception through its merger with Synta Pharmaceuticals Corp. Prior to joining Madrigal, Dr. Taub served as Senior Vice President, Research and Development of VIA Pharmaceuticals from 2008 to 2011 and as Vice President, Research, Metabolic Diseases at Hoffmann-La Roche from 2004 to 2008.

Mr. Martin Schmieg rejoined the Company’s Board on November 24, 2020. Having served as a member of BriaCell’s Board from 2016 to March 2019, Mr. Schmieg is a “C” level executive with a diversified background in the global biotech, med-tech and pharmaceutical industries with 40 years of business experience. He currently serves as Co-Founder, General Manager and CEO of ClearIt LLC, a private company based in Massachusetts and is the Founder and General Manager of Soar Ventures, a strategic advisory services firm. As a hands-on leader, Mr. Schmieg’s early career focused on accounting and financial management responsibilities serving as Chief Financial Officer to privately held Cytometrics, Inc., Advanced Bionics Corporation and publicly traded Sirna Therapeutics, Inc. and Isolagen, Inc. In 2006, Mr. Schmieg assumed the position of Chief Executive Office of Freedom-2, Inc., a venture start-up in novel dermatology applications, which was reverse merged into Nuvilex, Inc., now PharmaCyte, Inc. Since 2010, Mr. Schmieg has been providing strategic advisory services to the life sciences industry including engagements with the following companies: NeoStem, Inc. (now Caladrius Biosciences, Inc.), Beckman Coulter Genomics, Calimmune, Inc., Cryoport, Inc., and Sapientia Pharmaceuticals, Inc. Martin holds a BS from LaSalle University, Philadelphia, PA and is a certified public accountant. Since leaving BriaCell’s Board in 2019, Mr. Schmieg has been employed as General Manager and CEO of ClearIt, LLC, an emerging technology company which is developing the ERASER System for aesthetic and medical skin treatments.

Audit Committee Oversight

During the Company’s financial year ended July 31, 2021, no recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Reliance on Certain Exemptions

During the Company’s financial year ended July 31, 2021, the Company has not relied on the exemptions in Section 2.4 of NI 52-110 - De Minimis Non-audit Services, Section 3.2 of NI 52-110 – Initial Public Offerings, Section 3.4 of NI 52-110 – Events Outside Control of Member, Section 3.5 of NI 52-110 – Death, Disability or Resignation of Audit Committee, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

During the Company’s financial year ended July 31, 2021, the Company has also not relied on the exemptions in Subsection 3.3(2) of NI 52-110 – Controlled Companies, Section 3.6 of NI 52-110 – Temporary Exemption for Limited and Exceptional Circumstances, or Section 3.8 of NI 52-110 – Acquisition of Financial Literacy.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chair of the Audit Committee deems is necessary, and the Chair of the Audit Committee will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Audit Committee’s consideration and, if thought fit, approval in writing.

External Audit Service Fees

The following table sets forth the aggregate fees paid to the Company’s external auditors, MNP LLP, by the Company during the financial year ended July 31, 2021 and 2020:

	Year ended July 31, 2021	Year ended July 31, 2020
Audit Fees(1)	$101,750	$47,212
Audit-Related Fees(2)	$53,724	$43,897
Tax Fees(3)	$4,138	$4,138
All Other Fees(4)	$34,147	$40,936
Total:	$193,759	$136,183

Notes:

(1)	Aggregate fees billed by the auditor (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(2)	Aggregate fees billed by the auditor (or accrued) for assurance and related services that are reasonably related to the performance of the review of the Company’s financial statements.
(3)	Aggregate fees billed by the auditor (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed by the auditor (or accrued) for assurance and related services that are reasonably related to the performance of the review of the Company’s registration statement on Form F-1.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com under the Company’s issuer profile. Additional financial information is provided in the Company’s comparative financial statements and Management Discussion & Analysis for the financial years ended July 31, 2021 and July 31, 2020. A copy of this document and other public documents of the Company are available upon request to Suite 300 – 235 15th Street, West Vancouver, British Columbia V7T 2X1.

BOARD APPROVAL

The contents and mailing of this Information Circular have been approved by the Board.

DATED this 20th day of December, 2021.

ON BEHALF OF THE BOARD OF BRIACELL THERAPEUTICS CORP.

(signed) “Jamieson Bondarenko”
Jamieson Bondarenko Chairman of the Board

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Schedule “I”

bRIACELL THERAPEUTICS CORP.

(the “Company”)

STOCK OPTION PLAN

1.	STATEMENT OF PURPOSE

1.27	Principal Purposes - The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

1.28	Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Company to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

2.	INTERPRETATION

2.27	Defined Terms - For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Act” means the Securities Act of British Columbia and Alberta where applicable and as amended from time to time;

(b)	“Associate” shall have the meaning ascribed to such term in the applicable Act;

(c)	“Board” means the board of directors of the Company;

(d)	“Change in Control” means:

(i)	a takeover bid (as defined in the Act), which is successful in acquiring Shares,

(ii)	the change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company,

(iii)	the sale of all or substantially all the assets of the Company,

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares in a single transaction or series of related transactions,

(v)	the dissolution of the Company’s business or the liquidation of its assets,

(vi)	a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

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(e)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(f)	“Company” means BriaCell Therapeutics Corp., a company incorporated under the laws of British Columbia;

(g)	“Consultant” means an individual, other than an Employee, senior officer or director of the Company or a Subsidiary Company, or a Consultant Company, who:

(i)	provides ongoing bona fide consulting, technical, management or other services to the Company or a Subsidiary Company, other than services provided in relation to a distribution of the Company’s securities,

(ii)	provides the services under a written contract between the Company or a Subsidiary Company and the individual or Consultant Company,

(iii)	in the reasonable opinion of the Company spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary Company, and

(iv)	has a relationship with the Company or a Subsidiary Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

(h)	“Consultant Company” means, for an individual Consultant, a company of which the individual is an employee or shareholder, or a partnership of which the individual is an employee or partner;

(i)	“Date of Grant” means the date specified in the Option Agreement as the date on which the Option is effectively granted;

(j)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)	being employed or engaged by the Company, a Subsidiary Company or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or a Subsidiary Company, or

(ii)	acting as a director or officer of the Company or a Subsidiary Company;

(k)	“Disinterested Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by shareholders of the Company at a shareholders’ meeting, excluding votes attaching to Shares beneficially owned by Insiders to whom Options may be granted and Associates of those persons;

(l)	“Effective Date” means the effective date of this Plan, which is the later of the day of its approval by the shareholders of the Company and the day of its acceptance for filing by the Exchange if such acceptance for filing is required under the rules or policies of the Exchange;

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(m)	“Eligible Person” means:

(i)	an Employee, senior officer or director of the Company or any Subsidiary Company,

(ii)	a Consultant,

(iii)	an individual providing Investor Relations Activities for the Company, or

(iv)	a company, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i), (ii) or (iii) above.

(n)	“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)	an individual who works full-time for the Company or a Subsidiary Company providing services normally provided by an employee and who is subject to the same control and direction by the Company or a Subsidiary Company over the details and methods of work as an employee of the Company or a Subsidiary Company, but for whom income tax deductions are not made at source, or

(iii)	an individual who works for the Company or a Subsidiary Company, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Company or a Subsidiary Company over the details and methods of work as an employee of the Company or a Subsidiary Company, but for whom income tax deductions are not made at source;

(o)	“Exchange” means the stock exchange or over the counter market on which the Shares are listed;

(p)	“Fair Market Value” means, where the Shares are listed for trading on an Exchange, the last closing price of the Shares before the Date of Grant on the Exchange which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the TSXV, the “Fair Market Value” shall not be lower than the last closing price of the Shares before the Date of Grant less the maximum discount permitted under the policies of the TSXV;

(q)	“Guardian” means the guardian, if any, appointed for an Optionee;

(r)	“Insider” shall have the meaning ascribed to such term in the Act;

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(s)	“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Company or a shareholder of the Company that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A)	to promote the sale of products or services of the Company, or

(B)	to raise public awareness of the Company,
that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of

(A)	applicable securities laws, or

(B)	the rules and policies of the TSXV, if the Shares are listed only on the TSXV, or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the TSXV, if the Shares are listed only on the TSXV;

(t)	“Option” means an option to purchase unissued Shares granted pursuant to the terms of this Plan;

(u)	“Option Agreement” means a written agreement between the Company and an Optionee specifying the terms of the Option being granted to the Optionee under the Plan;

(v)	“Option Price” means the exercise price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Sections 6.3 and 10;

(w)	“Optionee” means an Eligible Person to whom an Option has been granted;

(x)	“Person” means a natural person, company, government or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(y)	“Plan” means this 2014 Stock Option Plan of the Company;

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(z)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(aa)	“Shares” means the common shares in the capital of the Company as constituted on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 10;

(bb)	“Subsidiary Company” shall mean a company which is a subsidiary of the Company;

(cc)	“Term” means the period of time during which an Option may be exercised; and

(dd)	“TSXV” means the TSX Venture Exchange.

3.	ADMINISTRATION

3.27	Board or Committee - The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2.

3.28	Appointment of Committee - The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, the Board shall administer the Plan.

3.29	Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is to be taken with respect to the granting of an Option to him).

3.30	Powers of Board and Committee - The Board shall from time to time authorize and approve the grant by the Company of Options under this Plan, and any Committee appointed under Section 3.2 shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board:

(a)	administration of the Plan in accordance with its terms;

(b)	determination of all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the value of the Shares;

(c)	correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

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(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)	with respect to the granting of Options:

(i)	determination of the employees, officers, directors or consultants to whom Options will be granted, based on the eligibility criteria set out in this Plan,

(ii)	determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of this Plan,

(iii)	amendment of the terms and provisions of an Option Agreement, provided the Board obtains:

(A)	the consent of the Optionee, and

(B)	if required, the approval of any stock exchange on which the Shares are listed,

(iv)	determination of when Options will be granted,

(v)	determination of the number of Shares subject to each Option,

(vi)	determination of the vesting schedule, if any, for the exercise of each Option; and

(g)	other determinations necessary or advisable for administration of the Plan.

3.31	Obtain Approvals - The Board will seek to obtain any regulatory, Exchange or shareholder approvals which may be required pursuant to applicable securities laws or Exchange rules.

3.32	Administration by Committee - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the Exchange policies and rules.

4.	ELIGIBILITY

4.27	Eligibility for Options - Options may be granted to any Eligible Person.

4.28	Insider Eligibility for Options - Notwithstanding Section 4.1, if the Shares are listed only on the TSXV, grants of Options to Insiders shall be subject to the policies of the TSXV.

4.29	No Violation of Securities Laws - No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.	SHARES SUBJECT TO THE PLAN

5.27	Number of Shares – The maximum number of Shares issuable from time to time under the Plan is that number of Shares which is equal to 10% of the number of issued Shares of the Company on the Date of Grant of Options. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10.

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5.28	Expire of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.29	Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6.	OPTION TERMS
6.27	Option Agreement - Each Option granted to an Optionee shall be confirmed by the execution and delivery of an Option Agreement and the Board shall specify the following terms in each such Option Agreement:

(a)	the number of Shares subject to option pursuant to such Option, subject to the following limitations if the Shares are listed only on the TSXV:

(i)	the number of Shares reserved for issuance pursuant to Options to any one Optionee shall not exceed 5% of the issued Shares in any 12-month period (unless the Company is designated as a “Tier 1” listed company by the TSXV and has obtained Disinterested Shareholder Approval to exceed this number),

(ii)	the number of Shares reserved for issuance pursuant to Options to any one Consultant shall not exceed 2% of the issued Shares in any 12-month period, and

(iii)	the aggregate number of Shares reserved for issuance pursuant to Options to Employees and those individuals conducting Investor Relations Activities shall not exceed 2% of the issued Shares in any 12-month period;

(b)	the Date of Grant;

(c)	the Term, provided that, if the Shares are listed only on the TSXV, the length of the Term shall in no event be greater than five years following the Date of Grant, except, if the Company is designated as “Tier 1” listed company by the TSXV, then the Term shall be no greater than ten years following the Date of Grant, for all Optionees;

(d)	the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f)	if the Optionee is an Employee, Consultant or an individual providing Investor Relations Activities for the Company, a representation by the Company and the Optionee that the Optionee is a bona fide Employee, Consultant or an individual providing Investor Relations Activities for the Company, as the case may be, of the Company or a Subsidiary Company; and

(g)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.

6.28	Vesting Schedule - The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule of each Option granted, including, without limitation, discretion to:

(a)	permit partial vesting in stated percentage amounts based on the Term of such Option;

(b)	permit full vesting after a stated period of time has passed from the Date of Grant; and

(c)	any options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

6.29	Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Company at the time of the proposed reduction in the Option Price.

6.30	Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7.	EXERCISE OF OPTION

7.27	Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof, specifying the number of Shares in respect of which the Option is exercised, to the Company at its principal place of business at any time after the Date of Grant until 4:00 p.m. (Vancouver time) on the last day of the Term, such notice to be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cash, cheque, bank draft or wire transfer. Payment by cheque made payable to the Company in the amount of the aggregate Option Price shall constitute payment of such Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

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7.28	Issuance of Certificates - Not later than the third business day after exercise of an Option in accordance with Section 7.1, the Company shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.29	Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Board may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board, a stop transfer order against such Shares may be placed on the stock books and records of the Company and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board may also require such other documentation as may from time to time be necessary to comply with United States federal and state securities laws. The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

8.	TRANSFERABILITY OF OPTIONS

8.27	Non-Transferable/Legending - Except as permitted by applicable securities laws and the policies of the Exchange, and as provided otherwise in this Section 8, Options are non-assignable and non-transferable. If the Shares are listed only on the TSXV, then, in addition to any resale restrictions under applicable securities laws, if the Company is, at the Date of Grant of an Option, designated as a “Tier 2” listed company by the TSXV or, if the Company is not so designated but the Option Price is based on a discount from the last closing price of the Shares on the TSXV, the Option Agreement and the certificates representing the Shares issued on the exercise of such Option shall bear the TSXV legend with a four-month hold period commencing on the Date of Grant if required under TSXV Policies.

8.28	Death of Optionee - Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Subsidiary Company, or the employment of an Optionee as an individual providing Investor Relations Activities, or the position of the Optionee as a director or senior officer of the Company or any Subsidiary Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of not more than one year following the date of such death and the expiry of the Term of the Option.

8.29

Disability of Optionee - If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Subsidiary Company, or the employment of an Optionee as an individual providing Investor Relations Activities for the Company, or the position of the Optionee as a director or senior officer of the Company or any Subsidiary Company, is terminated by reason of such Optionee’s Disability, any Options held by such Optionee that could have been exercised immediately prior to such termination of employment or service shall be exercisable by such Optionee, or by his Guardian, for a period of 30 days following the termination of employment or service of such Optionee. If such Optionee dies within that 30-day period, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of 30 days following the death of such Optionee and the expiry of the Term of the Option.

8.30

Vesting - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.31

Deemed Non-Interruption of Employment - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Subsidiary Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee’s reemployment is not so guaranteed, then the Optionee’s employment shall be deemed to have terminated on the ninety-first day of such leave.

9.	TERMINATION OF OPTIONS

9.27	Termination of Options - To the extent not earlier exercised or terminated in accordance with Section 8, an Option shall terminate at the earliest of the following dates:

(a) the termination date specified for such Option in the Option Agreement;

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(b)	where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Company or any Subsidiary Company, or an individual providing Investor Relations Activities for the Company, is terminated for cause, the date of such termination for cause;

(c)	where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Company or any Subsidiary Company or an individual providing Investor Relations Activities for the Company terminates for a reason other than the Optionee’s Disability or death or for cause, not more than 90 days after such date of termination or, if the Shares are listed only on the TSXV and if the Company is designated as a “Tier 2” listed company by the TSXV, then in the case of a person employed to provide Investor Relations Activities, not more than 30 days after such person ceases to be employed to provide Investor Relations Activities; PROVIDED that if an Optionee’s position changes from one of the said categories to another category, such change shall not constitute termination or cessation for the purpose of this Subsection 9.1(c); and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1.

9.28	Lapsed Options - If Options are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options. If an Option has been surrendered in connection with the regranting of a new Option to the same Optionee on different terms than the original Option granted to such Optionee, then, if required, the new Option is subject to approval of the Exchange.

9.29	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement - If the Optionee retires, resigns or is terminated from employment or engagement with the Company or any Subsidiary Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not vested at that time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

10.	ADJUSTMENTS TO OPTIONS

10.27	Alteration in Capital Structure - If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan.

10.28	Effect of Amalgamation, Merger or Arrangement - If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised the Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

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10.29	Acceleration on Change in Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.30

Acceleration of Date of Exercise - Subject to the approval of the Exchange, if required, the Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.31	Determinations to be Binding - If any questions arise at any time with respect to the Option Price or exercise price or number of Option Shares or other property deliverable upon exercise of an Option following an event referred to in this Section 10, such questions shall be conclusively determined by the Board, whose decisions shall be final and binding.

10.32	Effect of a Take-Over - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Company under this Section, the Company shall refund to the Optionee any Option Price paid for such Optioned Shares.

11.	APPROVAL, TERMINATION AND AMENDMENT OF PLAN

11.27	Shareholder Approval - This Plan, if the Shares are listed only on the TSXV, is subject to:

(a)	shareholder approval on a yearly basis at the Company’s next ensuing annual general meeting; and

(b)	Disinterested Shareholder Approval if:

(i)	a stock option plan, together with all of the Issuer’s previously established and outstanding stock option plans or grants, could result at any time in:

(A)	the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the issued shares,

(B)	the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued share, or

(C)	the issuance to any one Optionee, within a 12 month period, of a number of shares exceeding 5% of the issued share, or

(ii)	the Issuer is decreasing the exercise price of stock options previously granted to Insiders.

11.28	Power of Board to Terminate or Amend Plan - Subject to the approval of the Exchange, if required, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan; provided, however, that, except as provided in Section 10, the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the Company’s shareholders at a meeting duly held in accordance with the applicable corporate laws:

(a)	increase the maximum number of Shares which may be issued under the Plan;

(b)	materially modify the requirements as to eligibility for participation in the Plan; or

(c)	materially increase the benefits accruing to participants under the Plan;

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the Exchange relating to director, officer and employee stock options, without obtaining the approval of the Company’s shareholders.

11.29	No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

I - 11

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.27	Compliance with Laws - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States state securities laws, the Securities Act of 1933, as amended, the rules and regulations thereunder and the requirements of any Exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed or quoted, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Shares other than with respect to a refund of any Option Price paid.

13.	USE OF PROCEEDS

13.27	Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes, or as the Board otherwise determines.

14.	NOTICES

14.27	Notices - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either delivered personally to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such personal delivery; telecopied, in which case notice shall be deemed to have been duly given on the date the telecopy is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS
15.27	No Obligations to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.
15.28	No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Subsidiary Company to retain an Optionee as an employee, officer, director or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Subsidiary Company to reduce such Optionee’s compensation.

15.29	Binding Agreement - The provisions of this Plan and of each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.
15.30	Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.
15.31	Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.
15.32	No Representation or Warranty - The Company makes no representation or warranty as to the future value of any Shares issued in accordance with the provisions of this Plan.
15.33

Income Taxes - As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to such Optionee any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such Optionee’s participation in the Plan.

15.34

Withholding Tax Requirements - Upon exercise of an Option, the Optionee will, upon notification of the amount due and prior to or concurrently with the delivery of the certificates representing the Common Shares, pay to the Company amounts necessary to satisfy applicable withholding tax requirements or will otherwise make arrangements satisfactory to the Company for such requirements. In order to implement this provision, the Company or any related corporation will have the right to retain and withhold from any payment of cash or Common Shares under this Plan the amount of taxes required to be withheld or otherwise deducted and paid in respect of such payment. At its discretion, the Company may require the Optionee receiving Common Shares to reimburse the Company for any such taxes required to be withheld by the Company and withhold any distribution to the Optionee in whole or in part until the Company is so reimbursed. In lieu thereof, the Company will have the right to withhold from any cash amount due or to become due from the Company to the Optionee an amount equal to such taxes. The Company may also retain and withhold or the Optionee may elect, subject to approval by the Company at its sole discretion, to have the Company retain and withhold a number of Common Shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such Common Shares so withheld.

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15.35

Compliance with Applicable Law - If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange or over the counter market having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

15.36	Conflict - In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.
15.37	Governing Law - This Plan and each Option Agreement issued pursuant to this Plan shall be governed by the laws of the Province of Ontario.
15.38	Time of Essence - Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver of the essentiality of time.
15.39

Entire Agreement - This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior stock option plans, agreements, undertakings and understandings, whether oral or written.

16.	EFFECTIVE DATE OF PLAN
16.27	Effective Date of Plan - This Plan shall be effective on the later of the day of its approval by the shareholders of the Company given by way of ordinary resolution and the day of its acceptance for filing by the Exchange.

1

Schedule “II”

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the company to regulatory authorities and the Company’s shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review Company’s financial statements;

●	review and appraise the performance of the Company’s external auditors; and

●	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The following are the members of the Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)
Mr. Vaughn C. Embro-Pantalony(3)	Independent	Financially Literate
Dr. Rebecca Taub	Independent	Financially Literate
Mr. Martin Schmieg	Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	Chair of the Audit Committee. The members of the Committee shall be elected by the Board of Directors at its first meeting following an annual shareholder’s meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Relevant education and experience

All members of the Audit Committee have:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

2

Meetings

The Committee shall meet at least annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(d)	Review and update this Audit Committee’s Charter annually.

(e)	Review the Company’s financial statements, Management Discussion & Analysis and any annual general and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(f)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(g)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(h)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(i)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(j)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(k)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(l)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto.

Financial Reporting Processes

(m)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(n)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(o)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(p)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(q)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(r)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(s)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(t)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(u)	Review certification process.

Other

(v)	Review any related-party transactions.

I

SCHEDULE “III”

AMENDED ARTICLES

PROPOSED AMENDMENT TO THE ARTICLES AND THE ADDITION OF SPECIAL RIGHTS AND RESTRICTIONS OF SPECIAL COMMON SHARES

27. SPECIAL Common shares

27.1 Special Rights and Restrictions

An unlimited number of Special Common Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

i.	Voting Rights. Holders of Special Common Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Special Common Shares will be entitled to one vote in respect of each Common Share into which such Special Common Shares could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per Special Common Share.

ii.	Alteration to Rights of Special Common Shares. As long as any Special Common Shares remain outstanding, the Company will not, without the consent of the holders of the Special Common Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Special Common Shares. In connection with the exercise of the voting rights contained in this Article 27.1 each holder of Special Common Shares will have one vote in respect of each Special Common Share held.

iii.	Dividends. The holders of Special Common Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Special Common Shares into Common Shares at the Special Conversion Ratio, as defined in 27.1(viii)(a) as to dividends and any declaration or payment of any dividend on the Common Shares. No dividend will be declared or paid on the Special Common Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Common Share basis) on the Common Shares.

iv.	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Special Common Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Special Common Shares, be entitled to participate rateably along with all other holders of Special Common Shares (on an as-converted to Common Share basis) and the Common Shares.

v.	Right to Subscribe; Pre-Emptive Rights. The holders of Special Common Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Common Shares, or bonds, debentures or other securities of the Company now or in the future.

vi.	Ownership Restrictions. The Special Common Shares may only be beneficially owned or controlled, directly or indirectly, by a person or persons who are not a U.S. Person.

A “U.S. Person” shall mean an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)).

vii.	Transfer Restrictions. No Special Common Share or any rights or interests therein may be transferred legally, beneficially or in any other manner by the holder thereof without the prior written consent of the Board of Directors (or a committee thereof), which may be withheld in its sole discretion.

II

viii.	Conversion. Subject to the conversion restrictions set forth in this Article 27.1(viii), holders of Special Common Shares shall have conversion rights as follows:

(a)	Right to Convert. Each Special Common Share shall be convertible, at the option of the holder provided that such holder has received the prior written consent of the Board of Directors (or a committee thereof), which may be withheld in its sole discretion, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into fully paid and nonassessable Common Shares as is determined by multiplying the number of Special Common Shares by the Special Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Special Common Share is surrendered for conversion. The initial “Special Conversion Ratio” for shares of Special Common Shares shall be 0.00001 Common Shares, subject to adjustment for each Special Common Share; provided, however, that the Special Conversion Ratio shall be subject to adjustment as set forth in Articles 27.1(x) and Article 27.1(xi)

(b)	Mechanics of Conversion. Before any holder of Special Common Shares shall be entitled to convert Special Common Shares into Common Shares, the holder thereof shall: (i) have received the prior written consent of the Board of Directors (or a committee thereof) as provided in Article 27.1(viii)(a); and (ii) have surrendered the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for Common Shares, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Common Shares are to be issued (each, a “Special Conversion Notice”). The Company shall (or shall cause its transfer agent to), as soon as practicable thereafter:

(A)	issue and deliver at such office to such holder, or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing, a certificate or certificates for the number of Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Special Common Shares to be converted, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date;

(B)	remove or cause the removal of such holder from the register of holders in respect of the Special Common Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Common Shares to be registered) to the register of holders in respect of the resulting Common Shares, cancel or cause the cancellation of the certificate or certificates representing such Special Common Shares; and

(C)	if less than all of the Special Common Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Special Common Shares represented by the original certificate which are not converted.

(c)	Mandatory Conversion. Notwithstanding anything contained herein to the contrary, the Company may require each holder of Special Common Shares to convert all, and not less than all, of the Special Common Shares at the applicable Special Conversion Ratio (a “Special Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Special Common Shares):

(A)	the Company is no longer a “foreign private issuer” (as determined in accordance with Rule 3b-4 of the Exchange Act); or

(B)	the Board of Directors (or a committee thereof) determine that the Special Common Shares are no longer necessary or required.

(d)	Mechanics of Mandatory Conversion. Upon a Special Mandatory Conversion, the Company shall at its expense:

(A)	issue (or cause its transfer agent to issue) to each holder of Special Common Shares of record a Mandatory Conversion notice at least 20 days prior to the record date of the Mandatory Conversion, which shall specify therein, (i) the number of Common Shares into which the Special Common Shares are convertible; and (ii) the address of record for such holder;

(B)	on the record date of a Special Mandatory Conversion, issue (or cause its transfer agent to issue) each holder of record on the date of the Mandatory Conversion certificates representing the number of Common Shares into which the Special Common Shares are so converted and each certificate representing the Special Common Shares shall be null and void; and

(C)	remove or cause the removal of such holder from the register of holders in respect of the Special Common Shares, add such holder to the register of holders in respect of the resulting Common Shares.

(e)	Effect of Conversion. All Special Common Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion except only the right of the holders thereof to receive Common Shares.

III

ix.	Redemption Rights. The Company has the right to redeem all or some of the Special Common Shares from any holder thereof at any time by providing two (2) days prior written notice (the “Redemption Notice”) to such holder for either: (i) cash, at a price per Special Common Share equal to the Special Conversion Ratio (as may be adjusted in accordance with this Article 27) multiplied by the average volume weighted average trading price of the Common Shares on the Nasdaq or TSX (or such other stock exchange or quotation system the Common Shares are then principally listed or quoted) for the ten (10) trading days immediately prior to the date of the Redemption Notice (a “Cash Redemption”); or (ii) Common Shares at the Special Conversion Ratio, as may be adjusted in accordance with this Article 27 (a “Share Redemption”). The Company need not redeem Special Common Shares on a pro-rata basis among the holders of Special Common Shares. Holders of Special Common Shares to be redeemed by the Company shall surrender the certificate(s) representing such Special Common Shares to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto). Each surrendered certificate shall be cancelled, and the Company shall: (i) in the event of a Cash Redemption, make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; or (ii) in the event of a Share Redemption issue and deliver to the registered holder, or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing, a certificate or certificates for the number of Common Shares at the Special Conversion Ratio, as may be adjusted in accordance with this Article 27. In the event that less than all the Special Common Shares represented by a surrendered certificate are redeemed by the Company then a new certificate representing the unredeemed balance of Special Common Shares represented by such certificate shall be issued in the name of the applicable registered holder of the cancelled certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) in the case of a Cash Redemption or the Company issues (or cause its transfer agent to issue) Common Shares in the case of a Share Redemption, for any of the Special Common Shares to be redeemed then on such date all rights of the holder in the Special Common Shares so redeemed shall cease and such redeemed Special Common Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Special Common Shares has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate(s) formerly representing the redeemed Special Common Shares shall evidence the only the right of the former holder of such Special Common Shares to receive the applicable redemption price to which such holder is entitled.

x.	Adjustments for Distributions. In the event the Company shall declare a distribution to holders of Common Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Special Conversion Ratio (a “Special Distribution”), then, in each such case for the purpose of this Article 27.1(x), the holders of Special Common Shares shall be entitled to a proportionate share of any such Special Distribution as though they were the holders of the number of Common Shares into which their Special Common Shares are convertible as of the record date fixed for the determination of the holders of Common Shares entitled to receive such Special Distribution.

xi.	Recapitalizations; Stock Splits. If at any time or from time-to-time, the Company effects a Recapitalization, provisions shall be made so that the holders of Special Common Shares shall thereafter be entitled to receive, upon conversion or redemption of Special Common Shares, the number of Common Shares or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion or redemption would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Articles 27.1(viii) and Article 27.1(viii)(e) with respect to the rights of the holders of Special Common Shares after the Recapitalization to the end that the provisions of Articles Articles 27.1(viii) and Article 27.1(viii)(e) (including adjustment of the Special Conversion Ratio then in effect and the number of Common Shares issuable upon conversion of Special Common Shares) shall be applicable after that event as nearly equivalent as may be practicable.

xii.	No Fractional Shares and Certificate as to Adjustments. No fractional Common Shares shall be issued upon the conversion or redemption (in the case of a Share Redemption) of any Special Common Shares and the number of Common Shares to be issued shall be rounded up or down to the nearest whole Common Share. Whether or not fractional Common Shares are issuable upon such conversion or redemption (in the case of a Share Redemption) shall be determined on the basis of the total number of Special Voting Shares of the holder being redeemed or converted into Common Shares and the number of Common Shares issuable upon such aggregate conversion or redemption (in the case of a Share Redemption).

xiii.	Adjustment Notice. Upon the occurrence of each adjustment or readjustment of the Special Conversion Ratio pursuant to this Article 27.1(viii), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Special Common Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Special Common Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Special Conversion Ratio for the Special Common Shares at the time in effect, and (C) the number of Common Shares and the amount, if any, of other property which at the time would be received upon the conversion or redemption of a Special Common Share.

IV

xiv.	Subdivision or Consolidation. The Special Common Shares may be subdivided or consolidated by resolution of the directors (or a committee thereof), without the simultaneous subdivision or consolidation of the Common Shares, provided that the Special Conversion Ratio is correspondingly adjusted and the Voting Rights of the Special Common Shares is correspondingly adjusted such that the aggregate number of votes held by all holders of Special Common Shares prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of Special Common Shares following the subdivision or consolidation.

xv.	Notices of Record Date. Except as otherwise provided under applicable law, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Special Common Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

xvi.	Disputes. Any holder of Special Common Shares that beneficially owns more than 5% of the issued and outstanding Special Common Shares may submit a written dispute as to the determination of or the arithmetic calculation of the Special Conversion Ratio by the Company to the Board of Directors (or a committee thereof) with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of then the applicable Special Conversion Ratio. If the holder and the Company are unable to agree upon such determination or calculation of the Special Conversion Ratio, within five (5) Business Days of such response, then the Company and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the Special Conversion Ratio to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

2.1.3 Take-Over Bid

In the event that a take-over bid is made for the Common Shares, the holders of Special Common Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Common Shares or under any coattail trust or similar agreement.